UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.
(Name of Subject Company)
________________
TALL BRIDGE, INC.
SHIONOGI & CO., LTD.
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________

808627103
(CUSIP Number of Class of Securities)

Noriyuki Kishida
Manager, Corporate Communications Department
Shionogi & Co., Ltd.
1-8 Doshomachi 3-chome
Chuo-ku, Osaka, 541-0045, Japan
Telephone: +81 6 6202-2161
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
________________

Copies to:

Theodore A. Paradise, Esq.
Michael Davis, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not applicable	Not applicable

________________
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

THE FOLLOWING PRESENTATION MATERIAL WAS MADE AVAILABLE BY SHIONOGI & CO., LTD. ON SEPTEMBER 1, 2008

                                          Acquisition of Sciele Pharma, Inc.

                               September 1, 2008

                             Isao Teshirogi, Ph.D.
                     President and Representative Director

Disclaimer

THESE MATERIALS CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS. THESE
FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS 'BELIEVES',
'EXPECTS', 'ANTICIPATES', 'PROJECTS', 'INTENDS', 'SHOULD', 'SEEKS',
'ESTIMATES', 'FUTURE' OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER
THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL
RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN
FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1)
MACROECONOMIC CONDITION AND GENERAL INDUSTRY CONDITIONS SUCH AS THE COMPETITIVE
ENVIRONMENT FOR PHARMACEUTICAL COMPANIES; (2) REGULATORY AND LITIGATION MATTERS
AND RISKS; (3) LEGISLATIVE DEVELOPMENTS; (4) CHANGES IN TAX AND OTHER LAWS AND
THE EFFECT OF CHANGES IN GENERAL ECONOMIC CONDITIONS; (5) THE RISK THAT A
CONDITION TO CLOSING OF THE TRANSACTION MAY NOT BE SATISFIED; (6) THE RISK THAT
A REGULATORY APPROVAL THAT MAY BE REQUIRED FOR THE TRANSACTION IS NOT OBTAINED
OR IS OBTAINED SUBJECT TO CONDITIONS THAT ARE NOT ANTICIPATED; AND (7) OTHER
RISKS TO CONSUMMATION OF THE TRANSACTION

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER DESCRIBED IN THESE MATERIALS HAS NOT YET COMMENCED. THESE
MATERIALS ARE FOR INFORMATIONAL PURPOSES ONLY AND DO NOT CONSTITUTE AN OFFER TO
PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SCIELE PHARMA�S COMMON STOCK.
THE TENDER OFFER WILL BE MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE
TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED
TENDER OFFER MATERIALS) THAT WILL BE FILED BY TALL BRIDGE, INC. WITH THE
SECURITIES AND EXCHANGE COMMISSION (SEC). THESE MATERIALS (WHEN AVAILABLE), AND
AS AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE
TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY
DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND STOCKHOLDERS
CAN OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS
FILED BY TALL BRIDGE, INC. WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT
WWW.SEC.GOV. RISKS AND UNCERTAINTIES ARE PARTICULARLY SIGNIFICANT WITH RESPECT
TO FORWARD-LOOKING STATEMENTS RELATED TO EXISTING PRODUCTS AND PRODUCTS
CURRENTLY UNDER DEVELOPMENT. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT
LIMITED TO, COMPLETION OR TERMINATION OF CLINICAL TRIALS, APPROVALS FROM
REGULATORY AUTHORITIES, CLAIMS OR CONCERNS RELATING TO PRODUCT SAFETY OR
EFFECTIVENESS, TECHNOLOGICAL ADVANCES. EXISTING PRODUCTS ALSO INVOLVE RISKS
RELATING TO MANUFACTURING AND MARKETING WHICH INCLUDE, BUT ARE NOT LIMITED TO,
THE INABILITY TO MEET DEMAND, DIFFICULTY IN SECURING RAW MATERIALS, AND
INDUSTRY COMPETITION WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY
FORWARD-LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS
OR OTHERWISE, EVEN IN THE EVENT THAT SUCH UPDATES ARE DESIRABLE THIS
PRESENTATION INCLUDES INFORMATION CONCERNING PHARMACEUTICALS (INCLUDING
PRODUCTS CURRENTLY UNDER DEVELOPMENT). SUCH INFORMATION IS NOT BEING PROVIDED
FOR THE PURPOSE OF ADVERTISING OR TO PROVIDE MEDICAL ADVICE

Table of Contents

I.   Overview of Sciele

II.  Objectives of the Acquisition

III. Acquisition Overview and Financial Impact

IV.  Reference Materials

I.     Overview of Sciele

Overview of Sciele: Company Overview

0    Established in 1992 in the U.S., listed on the NASDAQ since 2000

0    Nationwide operations, based in Atlanta, Georgia

0    Engages in the development and sales of prescription drugs in the cardiovascular disease, diabetes, women�s health, and pediatrics domains

     0    Acquires rights to manufacture and market products from development partners

     0    Proven ability to bring products in later phases to the market

     0    Strong nationwide sales network

0    Total number of employees: 920 (as of 12/31/2007)

     0    Of which, sales reps: 770

Overview of Sciele:
High Growth Rate and Stable Profitability

Revenue                  Operating Profit         Net Income

(USD in millions)        (USD in millions)        (USD in millions)

CAGR = Compound Annual Growth Rate during 2004-2007
Source: Company disclosures, 2007 SEC 10K Filings

                     Overview of Sciele: Sciele's Strengths

Sales and Marketing Capability
0    Over 700 sales representatives across the U.S.
0    Ability to retain capable personnel and enhance sales capabilities based on performance-based compensation and clear quantitative targets
0    Ability to maintain product prices based on strong relationships and negotiations with healthcare organizations

Sourcing/Launching Pipeline Products
0    Focusing on niche products in Phase II and III of development
0    Business development team has an industry-wide network and has know-how based on many years of experience
0    Speedy acquisition of pipeline products and proven ability to bring pipeline products to market

Product Portfolio
0    Balanced portfolio built around products in the cardiovascular disease, diabetes, women's health, and pediatrics domains
O    Stable growth and profitability in each area of specialization

Experienced Management and Personnel

0    Speedy decision-making and execution

0    Strong experience in the pharmaceutical industry

0    Strong leadership and teamwork

                    High growth rate and stable profitability

                  Overview of Sciele: Sales Force Productivity

                 Number of Sales Reps and Revenue per Sales Rep

Revenue per Sales Rep         Number of Sales Reps

Source: Company disclosures, 2007 SEC 10K Filings

Overview of Sciele:
Product Portfolio, Pipeline and Sales Force

Sales Force		Key Products	Major Pipeline Products
Sales Division (718 sales reps)	**Cardio-vascular (223)**	•Sular CR (Nisoldipine) with Geomatrix Delivery System •Nitrolingual Pumpspray	•CloniBID (Phase III) •Duochol (Phase III) •ADX-415 (Phase II)
	Diabetes (174)	•Prandin •Fenoglide •Fortamet •PrandiMet (market launch planned during the current fiscal year)	
	Women's Health (177)	•Prenate Family (DHA and Elite) •Zovirax Ointment and Cream •Fosteum	•PSD502 (Phase III)
	Pediatrics (144)	•Allegra OS, Allegra ODT •Orapred ODT •Twinject •Methylin OS/CT	•Xytril (Completed Phase III safety trials) •Head Lice Treatment (Phase III) •Clonicel (Phase III)

Source: Company disclosures, Company website. Headcount data from Sciele's presentation material at Healthcare Conference held by Bank of America (5/13/2008)

SHIONOGI & CO., LTD.
8

Overview of Sciele:
Experienced Management Team

          Patrick P. Fourteau                          Edward Schutter

0    Chief Executive Officer and Director         0    Chief Operating Officer
0    Over 25 years of industry experience,        0    Over 20 years of industry
     including years at Eli Lilly                      experience, including years at Solvay

          Joseph J. Ciaffoni                           Darrell Borne

0    Chief Commercial Officer                     0    Chief Financial Officer
0    Over 15 years of industry                    0    Over 15 years of experience in
     experience, including years at Novartis           financial management, including
                                                       years at Exxon/Mobil

          Larry M. Dillaha M.D.                        Leslie Zacks

0    Chief Medical Officer                        0    Chief Legal and Compliance Officer
0    Over 15 years of industry                    0    Over 15 years of legal experience
     experience, including years                       including years at Hunton & Williams LLP
     at Sanofi-Aventis

Source: Company disclosures, company website

II.     Objectives of the Acquisition

Overseas Strategy

Second Medium-term Management Plan
0    Acquire at least 5 products in Phase II or later by the end of FY 2009
0    Simultaneous development of multiple proprietary products in Japan, the
     U.S., and Europe
0    Forge strategic alliances for each product

Medium/Long-term Goals
0    Establish a sales infrastructure in the U.S.
0    Continued expansion of the proprietary product pipeline
0    Educate personnel to enable adaptation to globalization

                  Pipeline of Proprietary Global Development:
                          Development Goals for FY 2009

0    Steady progress in clinical trials of proprietary products
0    Increased focus on establishing an overseas infrastructure

*    Allergic rhinitis, asthma, etc.
**  Idiopathic thrombocytopenic purpura, hepatitis C, carcinoma chemotherapy, etc.

Products resulting from proprietary
global development efforts

                     Expected Benefits from the Acquisition

0    Significant strengthening of U.S. sales infrastructure
     0    Immediate addition of a nationwide sales network of over 700 MRs
0    Reduce overall time and expense required to establish and advance a U.S.
     sales infrastructure
     0    Leverage strong know-how concerning product launch and sales in the
          U.S.
0    Pursue synergies based on complementary product domains
     0    Proven track record of both Shionogi and Sciele in areas of focus, such as the cardiovascular disease and diabetes domains
0    Enhanced profitability based on proprietary sales of strong pipeline products
     0    Ability to develop proprietary pipeline products in addition to allowing for sales efforts in the U.S.
0    Potential to advance skills of Shionogi personnel
     0    Access to a Sales team with proven track record in the U.S. market

                 III. Acquisition Overview and Financial Impact

                       Overview of the Sciele Acquisition

0    Acquisition Price
     0    $31 per share
     0    57% premium* based on average stock price over the last 6 months
     0    Total acquisition price** of $1,424 million
0    Acquisition via Tender Offer in the U.S.
     0    Tender Offer to begin in early September
     0    Sciele will become a wholly-owned subsidiary after completion of a merger following the Tender Offer
     0    Unanimously approved by the Sciele board

*    As of Aug 29, 2008
**   Includes the redemption of senior convertible notes. Total acquisition price is subject to change due to changes in the number of shares and share equivalents by time of closing

Acquisition Financing (Expected)

0    Cash on hand and borrowings at time of Tender Offer
     0    Cash on hand: Approx. 47 billion yen
     0    Bridge loans: Approx. 110 billion yen
0    Take-out financing for the bridge loans
     0    Considering a wide range of alternatives including long-term borrowings and corporate bonds

Financial Impact

0    Consolidation of earnings
     0    Consolidation of 3 months of earnings of Sciele in FYE 3/2009 (October
          2008 to December 2008) due to difference in fiscal year end
0    EPS Impact
     0    Expected to accrete in FY 2009 due to high margins
     0    Details on creation of goodwill and in-process R&D expense (one-time write-off in FY 3/2009) to be announced when finalized
0    Initiatives to provide shareholder returns as a result of the acquisition remain unchanged
     0    Continued focus on stably enhancing returns to shareholders based on performance while placing a high priority on investments aimed at securing medium-to-long term growth
     0    Dividend payout ratio: 35% target in FY 2009

IV.   Reference Materials

Sciele's Key Products

Product Name

Domain

                                    Overview

0    Sular is a dihydropyridine (DHP) calcium channel blocker that lowers blood pressure and provides consistent 24-hour control of hypertension

0    A new Sular formulation was approved by the FDA in January 2008 and is now available in four lower dosage strengths

0    Sular can be used alone or in combination with ACE inhibitors, beta blockers and diuretics

0    This oral nitroglycerin spray offers acute relief in the event of heart attack or chest pain caused by coronary artery disease, a condition that affects 9.1 million Americans, according to the American Heart Association

0    Nitrolingual Pumpspray is formulated to deliver fast pain relief with simple and reliable administration

Source: Company disclosures, Company website

Sciele's Key Products

Product Name

Domain

Overview

0    Triglide offers an effective oral treatment for lipid disorders such as elevated cholesterol and triglycerides

0    It can be administered under both fed and fasting conditions, allowing patients to take the drug at any time, which contributes to improved compliance

0    Fenoglide offers the lowest dose of fenofibrate currently available on the market for the treatment of hyperlipidemia and hypertriglyceridemia

0    Available in tablet form and two dosage strengths, Fenoglide utilizes
     LifeCycle Pharma's MeltDose technology, which is designed to enhance absorption and bioavailability.

Sciele's Major Pipeline Products

Product	Domain	Overview	
CloniBID	Cardio-vascular	Product	Extended release clonidine HCL
		Indication	Hypertension
		Market	Approx. 13mn TRx's written for clonidine products in 2007
		Benefits	12 hour, sustained release formulation; little to no drowsiness, somnolence, or sedation
		Status	PDUFA date of December 19, 2008
		IP	Issued U.S. patent-expires in October 2013
		Opportunity	Better formulation of an established anti-hypertensive
ADX-415	Cardio-vascular	Product	Centrally acting alpha agonist, specific for 2-alpha
		Indication	Hypertension, either as monotherapy or add-on
		Market	Approximately 20mn Americans with HTN
		Benefits	Specificity for 2-alpha should convey improved AE profile
		Status	IND open 2H08, begin phase II program 2H08
		IP	Composition of matter through 2024
		Opportunity	Growing HTN market, large number of uncontrolled patients

Source: Company disclosures, Company website

SHIONOGI & CO., LTD.
21

Sciele's Major Pipeline Products

Product
Head Lice Treatment
Domain
Pedia-trics

0    First non-pesticide prescription head lice product
0    No resistance
0    Easy-to-use
     -    10 minute application
     -    Repeat after 8 days
     -    Similar consistency to hair conditioner
0    The breathing spiracle remains open after exposure to product allowing the formulation to enter and clog the spiracle
0    The destruction of the honeycomb breathing interface is apparent

Source: Company disclosures, Company website

Year      Partner Name   Product Name   Phase when Signed        Domain

2008      Addrenex         ADX-415           Phase II         Cardiovascular

2007      Addrenex        CloniBID           Phase III        Cardiovascular
                          Clonicel           Phase II          Pediatrics

2007      Plethora         PSD502            Phase II          Urology, PCP
          Solutions

2007      Summers        Head Lice           Phase III         Pediatrics
        Laboratories     Treatment

2006    Galephar         Duochol             Phase III      Cardiovascular, PCP

Source: Company disclosures

                     Pipeline Planned for Launch in FY 2009

                              2009 Product Launches

Product / Indication     Expected Product Launch
                         2008      2009    2010

Source: Company disclosures. Market size is based on IMS Health's NPA data